UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Kforce Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

493732101

(CUSIP Number)

Larry Calof, Esq.

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, California 94304

(650) 849-5331

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 493732101	13D	Page 2 of 6

1.	Names of Reporting Persons: I.R.S. Identification No. of Above Persons Hall, Kinion & Associates, Inc. 77-0337705

2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐ (1)

3.	SEC Use Only

4.	Source of Funds (see Instructions) 00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole voting power -0-

Number of shares beneficially owned by each Reporting person with	8.	Shared voting power 9,683,293 (2)

	9.	Sole dispositive power -0-

	10.	Shared dispositive power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,683,293 (2)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (see Instructions)

13.	Percent of Class Represented by Amount in Row (11) 31.5% (3) ☐

14.	Type of Reporting Person (see Instructions) CO

(1)	As a result of Irrevocable Proxy and Voting Agreements (the “Voting Agreements”), dated as of December 2, 2003, between Hall Kinion (as defined in Item 2 below), Kforce (as defined in Item 1 below) and certain stockholders of Kforce, Hall Kinion may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act. The Voting Agreements are filed with this Schedule 13D and incorporated herein by reference.
(2)	9,683,293 shares of Kforce Common Stock are subject to the Voting Agreements. All of such shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are exercisable within 60 days of December 2, 2003. Hall Kinion expressly disclaims beneficial ownership of any of the shares of Kforce Common Stock subject to the Voting Agreements.
(3)	Based upon 30,730,221 shares of Kforce Common Stock outstanding as of November 13, 2003 (as contained in the most recently available filing with the SEC by Kforce).

CUSIP No. 493732101	13D	Page 3 of 6

Item 1.    Security and Issuer.

This Schedule13D relates to the common stock, $0.01 par value per share (“Kforce Stock”) of Kforce Inc., a Florida corporation (“Kforce”).

Item 2.    Identity and Background.

This Schedule is being filed by Hall, Kinion & Associates, Inc., a Delaware corporation (“Hall Kinion”) whose principal executive offices are located at 75 Rowland Way, Suite 200, Novato, California 94945. Hall Kinion finds, evaluates and places industry-specific Technology and Corporate Professionals.

The names, principal occupation and principal business address of each of the directors and executive officers of Hall Kinion are as follows:

Name	Address	Occupation
Brenda C. Rhodes	75 Rowland Way, Suite 200 Novato, California 94945	Director and Chief Executive Officer of Hall Kinion

Martin A. Kropelnicki	75 Rowland Way, Suite 200 Novato, California 94945	Vice President, Chief Financial Officer and Secretary of Hall Kinion

Rita S. Hazell	75 Rowland Way, Suite 200 Novato, California 94945	Executive Vice President of Hall Kinion

Jeffrey A. Evans	75 Rowland Way, Suite 200 Novato, California 94945	Executive Vice President of Hall Kinion

Jon H. Rowberry	75 Rowland Way, Suite 200 Novato, California 94945	Chief Executive Officer of The Galileo Initiative and Director of Hall Kinion

Herbert I. Finkelman	75 Rowland Way, Suite 200 Novato, California 94945	Partner of Cliff Ventures, LLC and Director of Hall Kinion

Jack F. Jenkins-Stark	75 Rowland Way, Suite 200 Novato, California 94945	Managing Director of Itron, Inc. and Director of Hall Kinion

Todd J. Kinion	75 Rowland Way, Suite 200 Novato, California 94945	Director of Hall Kinion

Michael S. Stein	75 Rowland Way, Suite 200 Novato, California 94945	Senior Vice President of Equity Management Incorporated and Director of Hall Kinion

During the last five years, to the best of Hall Kinion’s knowledge, neither Hall Kinion nor any executive officer or director of Hall Kinion has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to the best of Hall Kinion’s knowledge, neither Hall Kinion nor any executive officer or director of Hall Kinion has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it or any officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such.

Hall Kinion is a corporation organized under the laws of Delaware. Each officer and director of Hall Kinion is a United States citizen.

CUSIP No. 493732101	13D	Page 4 of 6

Item 3.    Source and Amount of Funds or Other Consideration.

Each stockholder of Kforce listed in item 5 below (individually, a “Stockholder” and collectively, the “Stockholders”) delivered a Voting Agreement in consideration for Hall Kinion’s agreement to execute the Agreement and Plan of Merger, dated December 2, 2003 (the “Merger Agreement”) between Kforce, Hall Kinion and Novato Acquisition Corporation (“Novato”).

The information in Items 4, 5 and 6 of this Statement is incorporated by reference in this Item 3.

Item 4.    Purpose of Transaction.

The Voting Agreements were entered into as an inducement to, and in consideration for, Hall Kinion entering into the Merger Agreement. Pursuant to the Voting Agreements, each Stockholder has agreed to grant Hall Kinion a proxy to vote his Kforce Stock or otherwise cause his Kforce Stock to be voted: (i) in favor of the approval of the Merger Agreement and the transactions contemplated thereby, (ii) against any action that would result in any of the conditions of Hall Kinion’s obligations under the Merger Agreement not to be fulfilled, (iii) against any action that would result in a breach by Kforce or Novato of any their respective covenants, representations or warranties under the Merger Agreement, and (iv) against the election of a group of individuals to replace a majority or more of the individuals on the Board of Directors of Kforce. In addition each of the Stockholders has irrevocably granted to Brenda C. Rhodes and Martin A. Kropelnicki in their respective capacity as officers of Hall Kinion, a proxy to vote his Kforce Stock and appoints such officers of Hall Kinion as his attorney-in-fact until the earlier of the effective date of the Merger (as defined below) or the termination of the Merger Agreement in accordance with its terms.

Other than the Voting Agreements described herein, Hall Kinion is not entitled to any other rights as a stockholder of Kforce. Other than with respect to the exercise of the irrevocable proxies to vote the Kforce Stock as described above, Hall Kinion expressly disclaims beneficial ownership of the Kforce Stock that is subject to the Voting Agreements.

Kforce and Hall Kinion plan to merge Novato with and into Hall Kinion (the “Merger”). The Merger Agreement provides that, at the effective time of the Merger, generally, each issued and outstanding share of Hall Kinion Common Stock will be automatically converted into the right to receive an aggregate amount of validly issued, fully paid and non-assessable shares of Kforce Stock equal to the “Exchange Ratio”.

The Exchange Ratio is dependent on the Kforce stock market value. The Kforce stock market value is the average of the closing prices of Kforce common stock on the Nasdaq National Market over the fifteen days ending on and including the third trading day preceding the closing of the Merger (the “Market Trading Price”). The Exchange Ratio shall be determined as follows:

•    if the Market Trading Price is equal to or greater than $7.09 but less than $9.60, the Exchange Ratio shall equal .60;

•    if the Market Trading Price is equal to or greater than $9.60, the Exchange Ratio shall be calculated by dividing $5.75 by the Market Trading Price, rounded to the third decimal place; or

•    if the Market Trading Price is less than $7.09, the Exchange Ratio shall be calculated by dividing $4.25 by the Market Trading Price, rounded to the third decimal place.

In addition, as a result of the consummation of the Merger, (1) the present board of directors of Hall Kinion will be replaced by the board of directors of Novato; (2) the present officers of Hall Kinion will be replaced by the officers of Novato; and (3) the Certificate of Incorporation of Novato in effect immediately prior to the effective time of the Merger shall be the Certificate of Incorporation of the surviving corporation, with the name of the surviving corporation in the Merger remaining “Hall, Kinion & Associates, Inc.”

CUSIP No. 493732101	13D	Page 5 of 6

The descriptions of the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 99.1 through and 99.7 and which are incorporated herein by reference.

Other than as described above or set forth in the Merger Agreement, neither Hall Kinion nor any person described in Item 2 has plans or proposals which relate to, or may result in, any of the matters required to be disclosed under Items 4(a)-(j) of this Schedule 13D.

The information in Items 3, 5 and 6 of this Statement is incorporated by reference in this Item 4.

Item 5.    Interest in Securities of the Issuer.

As a result of the Voting Agreements, Hall Kinion has acquired shared voting power of, and as a result may be deemed to beneficially own, 9,683,293 shares of Kforce Stock, which represents approximately 31.5% of the issued and outstanding Kforce Stock as of November 13, 2003. Nothing herein shall be deemed an admission by Hall Kinion as to the beneficial ownership of any Kforce Stock, and Hall Kinion expressly disclaims beneficial ownership of all Kforce Stock except to the extent described above.

To the knowledge of Hall Kinion, as of December 2, 2003, no person described in Item 2 above beneficially owns any Kforce Stock.

To the best of Hall Kinion’s knowledge, no transactions in Kforce Stock has been effected during the past 60 days by Hall Kinion or any other person described in Item 2 hereof other than as set forth in the Merger Agreement and the following Voting Agreements with Stockholder:

Date	Stockholder	Number of Shares of Kforce Stock
December 2, 2003	Richard M. Cocchiaro	1,814,073
December 2, 2003	David L. Dunkel	4,569,988
December 2, 2003	Joseph J. Liberatore	466,950
December 2, 2003	Ken W. Pierce	185,915
December 2, 2003	William L. Sanders	887,342
December 2, 2003	Howard W. Sutter	1,759,025

Hall Kinion will cease to be the beneficial owner of more than five percent of the Kforce Stock upon consummation of the Merger contemplated by the Merger Agreement.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The contracts, arrangements, understandings or relationships with respect to the Kforce Stock consist of the Merger Agreement and the Voting Agreements relating thereto. The Merger Agreement and Voting Agreements are attached hereto as Exhibits and specifically incorporated by reference herein.

Except for the Merger Agreement and the Voting Agreements, neither Hall Kinion nor, to the best of Hall Kinion’s knowledge, any other person named in Item 2 above has any contract, arrangement, understanding or relationship with any person with respect to Kforce Stock, including, but not limited to, transfer or voting of any of the Kforce Stock, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the Kforce Stock.

CUSIP No. 493732101	13D	Page 6 of 6

Item 7.    Material to be Filed as Exhibits.

99.1. Voting Agreement among Kforce Inc., Hall, Kinion & Associates, Inc. and William L. Sanders.

99.2. Voting Agreement among Kforce Inc., Hall, Kinion & Associates, Inc. and Richard M. Cocchiaro.

99.3. Voting Agreement among Kforce Inc., Hall, Kinion & Associates, Inc. and David L. Dunkel.

99.4. Voting Agreement among Kforce Inc., Hall, Kinion & Associates, Inc. and Joseph J. Liberatore.

99.5. Voting Agreement among Kforce Inc., Hall, Kinion & Associates, Inc. and Ken W. Pierce.

99.6. Voting Agreement among Kforce Inc., Hall, Kinion & Associates, Inc. and Howard W. Sutter.

99.7. Agreement and Plan of Merger dated December 2, 2003 by and among Kforce Inc., Hall, Kinion & Associates, Inc. and Novato Acquisition Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALL, KINION & ASSOCIATES, INC.

Dated: December 11, 2003	By:	/s/ MARTIN A. KROPELNICKI

	Name:	Martin A. Kropelnicki

	Its:	Vice President and Chief Financial Officer

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